THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

December 4, 2014

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Form 10-K for fiscal year ended December 31, 2013

Filed February 13, 2014

Form 10-Q for fiscal quarter ended September 30, 2014

Filed October 29, 2014

File No. 1-01927

Dear Mr. O’Brien:

This letter is in response to the letter, dated November 25, 2014 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), to Ms. Laura K. Thompson, Executive Vice President and Chief Financial Officer of The Goodyear Tire & Rubber Company (“Goodyear,” the “Company” and “we,” “us” or “our”), with respect to the above-referenced filings.

For the convenience of the Commission staff, we have repeated each of your comments in italics before our response. Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

The Company respectfully submits the following information in response to the Comment Letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Note 11. Commitments and Contingent Liabilities, page 19

1.

We note your response to comment 2 in our letter dated November 7, 2014. While we appreciate that you began including the nature of the Greek Labor Cases in your footnote disclosures, there is a concern regarding compliance with ASC 450-20-50-3 and ASC 450-20-50-4. Please expand your conclusion that you do not expect the outcome of this matter to materially impact your results of operations to your financial position and cash flows. If it is reasonably possible that the amount of loss in excess of accrual could materially impact your results of operations, financial position, and/or cash flows; please disclose the range of reasonably possible loss in excess of accrual or disclose that you are unable to make such an estimate. Please provide us with the footnote disclosure you intend to include in your fiscal year 2014 Form 10-K in response to this comment.

We do not believe that it is reasonably possible that the amount of loss in excess of the accrual for the Greek Labor Cases could materially impact our results of operations, financial position and/or cash flows. As a result, we would expect our Commitments and Contingent Liabilities footnote in our Form 10-K for the year ended December 31, 2014 to include the following disclosure:

“We do not expect the outcome of this matter to materially affect our future results of operations, financial position or cash flows.”

Of course, we will also update our disclosure in our 2014 Form 10-K for any other material developments in these cases that occur during the fourth quarter of 2014.

*        *        *         *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned at 330-796-2775 (fax: 330-796-2338).

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Richard J. Noechel
Richard J. Noechel
Vice President and Controller

cc:	Tracey Houser, U.S. Securities and Exchange Commission

Melissa N. Rocha, U.S. Securities and Exchange Commission

Laura K. Thompson, The Goodyear Tire & Rubber Company